Room 4561

August 10, 2007

Marc J. Lichtman
Chief Financial Officer
Techteam Global, Inc.
27335 West 11 Mile Road
Southfield, MI 48033

Re: Techteam Global, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 16, 2007
Form 10-Q for the quarterly period ended June 30, 2007
Filed August 9, 2007
File No. 000-16284

Dear Mr. Lichtman:

        We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Notes to the Financial Statements

Note 8. Stock-Based Compensation, page 62

1.   Your disclosure states that you determine the fair value of restricted stock awards
        based on the average closing trading price of your common stock for thirty trading
        days prior to the date of the grant under the long-term incentive plan. Clarify how
        your determination of the measurement date for theses awards complies with SFAS

123R. Please clarify why you do not determine the measurement date based on the grant-date of the employee award pursuant to paragraph 10 of SFAS No. 123(R).

Item 302 Certifications-Exhibits 31.1 and 31.2

2.   Please note that the language of the certifications required by Item 601(b)(31) of Regulation S-K must be provided exactly as stated therein. See SEC Release No. 34-46427 (August 28, 2002) and the Division of Corporation Finance Staff Alert (March 4, 2005) available on our website at www.sec.gov. Specifically, we note that these exhibits include the titles "President and Chief Executive Officer of TechTeam Global" and "Vice President, Chief Financial Officer, and Treasurer of TechTeam Global" from the lead-in of the certification. Please confirm that Mr. Brown and Mr. Lichtman signed these exhibits in their personal capacity, rather than as CEO and CFO, as required by Item 601(b)(31). In addition, please ensure to use language that conforms to the requirements of Item 601(b)(31) of Regulation S-K in future filings.

Form 10-Q for the quarterly period ended June 30, 2007

Notes to the Financial Statements

Note 5. Stock-Based Compensation, page 8

3.   Please clarify whether you accounted for the 110,000 stock options that were granted to directors as a liability in fiscal year 2006. In this respect, we note that you accounted for this award as a liability in the six-months ended June 30, 2007 and recorded compensation expense based on the re-measured fair value of the award at each reporting date until the date of settlement during this period. We also note that you did not record any compensation expense for this award in the three and six months ended June 30, 2006. Please clarify whether your accounting for this award has been consistent since the grant date. If so, tell us how much compensation expense you recorded in fiscal year 2006 for this award.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call Morgan Youngwood at (202) 551-3479, Chris White at (202) 551-3461 or myself at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief